Exhibit 3.1

AMENDMENT OF BYLAWS

Pursuant to Section 7.07 of the Bylaws of The Ryland Group, Inc., the Directors amend Sections 1.05 and 2.03 of the Bylaws to provide for majority voting in uncontested elections of directors.

RESOLVED, that Sections 1.05 and 2.03 of the Bylaws of The Ryland Group, Inc. are amended to read as follows:

SECTION 1.05.  Quorum; Voting.  Unless statute or the Charter provides otherwise and except as provided in Section 2.03 hereof, at a meeting of stockholders the presence in person or by proxy of stockholders entitled to cast a majority of all the votes entitled to be cast at the meeting constitutes a quorum, and a majority of all the votes cast at a meeting at which a quorum is present is sufficient to approve any matter which properly comes before the meeting. In the absence of a quorum, the stockholders present, in person or by proxy, by majority vote and without notice other than by announcement, may adjourn the meeting, from time to time, until a quorum shall attend.  At any such adjourned meeting at which a quorum shall be present, any business may be transacted which might have been transacted at the meeting as originally notified.  In the event that at any meeting a quorum exists for the transaction of some business but does not exist for the transaction of other business, the business as to which a quorum is present may be transacted by the holders of stock present in person or by proxy who are entitled to vote thereon.

SECTION 2.03.  Election and Tenure of Directors.  At each annual meeting, the stockholders shall elect directors to hold office until the next annual meeting and until their successors are elected and qualify.  At any meeting of stockholders at which directors are to be elected, each nominee for election as a director shall be elected if the number of votes cast for the nominee’s election exceeds the number of votes cast against the nominee’s election; provided, however, that directors shall be elected by a plurality of the votes cast at any meeting of stockholders at which directors are to be elected if pursuant to Section 1.10 of these Bylaws the number of director candidates to be nominated at such meeting exceeds the number of directors to be elected or if a stockholder has submitted notice of an intent to nominate a candidate for election in accordance with Section 1.10 of these Bylaws unless, on or before the seventh business day prior to the date that the Corporation files with the Securities and Exchange Commission its definitive proxy statement relating to such meeting (regardless of whether thereafter revised or supplemented), such notice has been (a) withdrawn in writing to the Secretary, (b) determined by the Board of Directors (or a committee thereof) pursuant to the Bylaws, or, if challenged in court, by a final court order, not to be a valid and effective notice of nomination, or (c) determined by the Board of Directors (or a committee thereof) not to create a bona fide election contest.  No director shall stand for election upon reaching the age of 72.